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FORM 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market-TM-, filed pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:     Cyanotech Corporation
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  73-4660 Queen Kaahumanu Hwy., Suite
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                                         102, Kailua-Kona, HI 96740
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (808) 326-1353
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I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

1. Title of security  Common Stock, par value $0.005 per share
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2. Number of shares outstanding before the change  9,908,275
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3. Number of shares outstanding after the change  11,755,650
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4. Effective date of change  March 22, 1996
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5. Method of change  Public offering
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
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Give brief description of transaction  Follow-on public offering of 1,500,000
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     shares of the Company's Common Stock ("Shares") pursuant to a firm commitment underwriting; exercise by warrantholder to purchase 96,000 Shares; Option exercises to acquire an aggregate of 1,375 Shares and the conversion of the Company's Series A Preferred Stock into 250,000 Shares.

II. CHANGE IN NAME OF ISSUER
1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change if required
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/s/ 3/27/96 Ronald P. Scott   Executive Vice President, Finance & Administration
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DATE           OFFICER'S SIGNATURE AND TITLE


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